SECURIT 

16022475

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 29 2016
Washington DC
412

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SEC FILE NUMBER
8- 69609

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 06/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INSTITUTIONAL BOND NETWORK, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

463 PENNSFIELD PLACE, SUITE 201
(No. and Street)

THOUSAND OAKS (City) CA (State) 91360 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEMARCO, SCIACCOTTA WILKENS & DUNLEAVY, LLP
(Name – *if individual, state last, first, middle name*)

6601 N. AVONDALE, STE 200 (Address) CHICAGO (City), IL (State) 60631 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Erik Hagge, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Institutional Bond Network LLC, as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public



TOMMY SOBHANPANAH
Commission # 2046460
Notary Public - California
Ventura County
My Comm. Expires Nov 18, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Institutional Bond Network, LLC

We have audited the accompanying financial statements of Institutional Bond Network, LLC (the Company), which comprise the statement of financial condition as of June 30, 2016, and the related statements of operations, changes in members' equity and cash flows for the period from January 1, 2016 to June 30, 2016 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Institutional Bond Network, LLC as of June 30, 2016, and the results of its operations and its cash flows for the period from January 1, 2016 to June 30, 2016 in accordance with accounting principles generally accepted in the United States of America.

The Supplementary Information has been subjected to audit procedures performed in conjunction with the audit of Institutional Bond Network, LLC's financial statements. The Supplementary Information is the responsibility of Institutional Bond Network, LLC's management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
August 25, 2016

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

INSTITUTIONAL BOND NETWORK, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2016

ASSETS

ASSETS		
Cash	$	30,114
Receivable from clearing firm		512,476
Securities held for sale		760,148
Other assets		8,748
TOTAL ASSETS	$	1,311,486

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	17,043
Payable to clearing firm		749,878
Accrued expenses		14,563
TOTAL LIABILITIES	$	781,484
MEMBERS' EQUITY		530,002
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,311,486

The accompanying notes are an integral part of these financial statements.

INSTITUTIONAL BOND NETWORK, LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD JANUARY 1, 2016 TO JUNE 30, 2016

REVENUES		
Commissions	$	242,384
Other revenues		25,083
TOTAL REVENUES		267,467
EXPENSES		
Commissions expense		123,310
Payroll & benefits		117,877
Professional		50,482
Technology, data & communications		33,645
Occupancy		17,153
Trading fees		12,138
Regulatory		5,620
Other expenses		4,334
Travel & entertainment		3,227
TOTAL EXPENSES		367,786
Net Loss	$	(100,319)

The accompanying notes are an integral part of these financial statements.

INSTITUTIONAL BOND NETWORK, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE PERIOD JANUARY 1, 2016 TO JUNE 30, 2016

MEMBERS' EQUITY, JANUARY 1, 2016	$	175,321
Members' contributions		455,000
Members' withdrawals		-
Net loss		(100,319)
MEMBERS' EQUITY, JUNE 30, 2016	$	530,002

The accompanying notes are an integral part of these financial statements.

INSTITUTIONAL BOND NETWORK, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD JANUARY 1, 2016 TO JUNE 30, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (100,319)
Adjustments to reconcile net loss to net cash used in operating activities:	
Unrealized gain on securities	(10,270)
Changes in operating assets and liabilities:	
Receivable from clearing firm	(512,476)
Other assets	(8,748)
Accounts payable	13,944
Payable to clearing firm	749,878
Accrued expenses	14,563
Total Adjustments	246,891
NET CASH USED IN OPERATING ACTIVITIES	146,572
CASH FLOWS FROM INVESTING ACTIVITIES:	
Net purchase and sale of securities	(749,878)
NET CASH USED IN INVESTING ACTIVITIES	(749,878)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Members' contributions	455,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	455,000
NET CHANGE IN CASH	(148,306)
CASH, BEGINNING OF PERIOD	178,420
CASH, END OF PERIOD	$ 30,114

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

Institutional Bond Network, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in March, 2011, under the laws of the State of California. The Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application on January 8, 2016.

Institutional Bond Network, LLC is a limited liability company, and as such, the members' liability is limited to their investment. The Company is a securities broker-dealer servicing institutional customers, primarily other broker-dealers.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

Revenues are transaction based and as a result, the Company's revenues could vary based on the performance of the financial markets. Securities held for sale are recorded on trade date.

Income Taxes

The Company is considered a disregarded entity for federal and state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns. The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by federal, state or local tax authorities for periods before 2013.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within *Level 1*) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability.

A qualifying asset or liabilities level within the framework is based upon the lowest level of any input that is significant to the fair value measurement.

Assets at Fair Value as of June 30, 2016

	Level 1	Level 2	Level 3	Total
Municipal Securities		$760,148		$760,148
Total assets at fair value		$760,148		$760,148

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $100,000 or one-eighth of aggregate indebtedness, as defined. At June 30, 2016, the Company had net capital of $478,439, which exceeded its requirement by $378,439.

Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 8:1 or less. At June 30, 2016, this ratio was .07 to 1.

Note 5 - Clearing Broker and Off Balance Sheet Risk

The Company uses Wedbush Securities, Inc. (Wedbush) to clear its securities transactions and to provide custodial and other services for which it pays a fee on a per transaction basis and interest on amounts borrowed. The clearing agreement requires a minimum charge of $10,000 per month. In connection with its clearing agreement, the Company must maintain a minimum deposit with Wedbush Securities, Inc. of $250,000.

Further pursuant to its clearing agreement, customers' money balances and security positions are carried on Wedbush's books. Under certain conditions, the Company has agreed to indemnify Wedbush for any related losses, if any, that Wedbush may sustain. Both the Company and Wedbush monitor collateral on securities transactions to minimize exposure to loss.

Additionally, there is a financing agreement between the Company and Wedbush, whereby Wedbush provides financing to the Company for the purchase of securities up to a maximum of 6.67 times the deposit amount held at Wedbush at a rate of federal funds plus 250 basis points. The deposit with Wedbush was $500,000 at June 30, 2016.

Note 6 - Commitments and Contingencies

The Company renewed its lease for office space at $2,510 per month for the period July 1, 2015 thru June 30, 2017, escalating to $2,586 in July, 2016.

Rent expense for the period January 1, 2016 to June 30, 2016 was $16,280.

Year Ending June 30:	
2017	$31,032
Total Minimum Lease Payments	$31,032

INSTITUTIONAL BOND NETWORK LLC
SUPPLEMENTARY SCHEDULES
JUNE 30, 2016

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL		
Total Members' Equity	$	530,002
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		8,748
TENTATIVE NET CAPITAL		521,254
Haircuts on securities		42,815
NET CAPITAL		478,439
Less: Minimum net capital requirements at 12.5% of aggregate indebtedness ($100,000 if higher)		100,000
EXCESS NET CAPITAL	$	378,439
AGGREGATE INDEBTEDNESS	$	31,605
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.07

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as amended on August 25, 2016.

RECONCILIATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness as reported on Form X-17A-5 Part IIA originally filed	$	781,483
Adjustment to aggregate indebtedness based upon rule 15c3-1		(749,878)
Aggregate Indebtedness as amended on form X-17A-5 Part IIA and on audit report	$	31,605

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR THE PERIOD JANUARY 1, 2016 TO JUNE 30, 2016

See Report of independent registered public accounting firm

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(ii) of the Rule.


DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Institutional Bond Network, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Institutional Bond Network, LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Institutional Bond Network, LLC claimed an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Institutional Bond Network, LLC stated that Institutional Bond Network, LLC met the identified exemption provisions throughout the most recent period from January 1, 2016 through June 30, 2016 without exception. Institutional Bond Network, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Institutional Bond Network, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
August 25, 2016

Phone: 708.489.1680 Fax: 847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631


IBN
A FIXED INCOME GROUP
MEMBER FINRA SIPC

EXEMPTION REPORT

SEC Rule 17a-5(d)(4)

June 30, 2016

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Institutional Bond Network, LLC is a broker/dealer registered with the SEC and FINRA.
- Institutional Bond Network, LLC has claimed an exemption under paragraph (k)(2)(i)of Rule 15c3-3 for the fiscal year ended June 30, 2016.
- Institutional Bond Network, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the Rule.
- Institutional Bond Network, LLC has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended June 30, 2016 without exception.
- Institutional Bond Network, LLC has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended June 30, 2016.

The above statements are true and correct to the best of my and the Firm's knowledge.



Signature____________________________

Name and Title: Erik Hagge President

INSTITUTIONAL BOND NETWORK, LLC

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